QuickLinks -- Click here to rapidly navigate through this document

Exhibit 14.1

Code of Ethics for Senior Officers

        It is the policy of Genetronics Biomedical Corporation (the "Company") that the chief executive officer, chief financial officer, principal accounting officer or controller, and/or persons performing similar functions (the "Senior Officers") observe the high standards of business and personal ethics in the conduct of their duties and responsibilities. The Senior Officers must practice honesty and integrity in every aspect of dealing with other Company employees, the public, the business community, stockholders, customers, suppliers and governmental authorities. The Senior Officers will abide by this Code of Ethics for Senior Officers (the "Code") and will adhere to the following ethical principles:

1.
Honest and Ethical Conduct.    Each Senior Officer will act with honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

2.
Conflicts of Interest.    Each Senior Officer will avoid conflicts of interest and material transactions or relationships involving potential conflicts of interest without proper approval. Senior Officers will not receive benefits from a person doing or seeking to do business with the Company which is not in the best interests of the Company.

3.
Full, Fair, Accurate, Timely and Understandable Disclosure.    Each Senior Officer will make full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company.

4.
Compliance with Applicable Laws.    Each Senior Officer will comply with applicable governmental laws, rules and regulations.

5.
Internal Reporting of Conflicts of Interest.    Each Senior Officer will promptly report any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest to the Nomination and Corporate Governance Committee. The Nomination and Corporate Governance Committee will fully investigate and report to the Board of Directors any actual, potential or alleged violations in this Code.

6.
Consequences for non-adherence to the Code.    Any violation of this Code, whether or not material, may have repercussions which could include termination of employment.

QuickLinks

  Exhibit 14.1
Code of Ethics for Senior Officers